CUSIP No. 00767E102	Page 1 of 8 Pages
SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Aegerion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00767E102
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:

Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 00767E102	Page 2 of 8 Pages
SCHEDULE 13D
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,649,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,649,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,649,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00767E102	Page 3 of 8 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,649,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,649,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,649,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00767E102	Page 4 of 8 Pages
SCHEDULE 13D
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,066,534
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,066,534
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.61%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00767E102	Page 5 of 8 Pages
SCHEDULE 13D
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Domestic Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,582,466
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,582,466
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00767E102	Page 6 of 8 Pages
SCHEDULE 13D
Item 1.  Security and Issuer.
This statement constitutes Amendment No. 6 to the Schedule 13D (this “Amendment No. 6”) relating to the Common Stock, par value $0.001 (the “Shares”), issued by Aegerion Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 5, 2015 and amended by Amendment Nos. 1 through 5 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 3.  Source or Amount of Funds or Other Consideration.
Item 3 of the Initial Schedule 13D is hereby amended by adding the following:
See Item 5(c) of this Amendment No. 6.
Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:
On June 14, 2016, the Issuer, QLT Inc., a corporation incorporated under the laws of British Columbia (“QLT”) and Isotope Acquisition Corp., a Delaware corporation and a wholly-owned indirect subsidiary of QLT (“MergerCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, that MergerCo will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned indirect subsidiary of QLT.
Under the terms of the Merger Agreement, upon the consummation of the Merger, the Board of Directors of QLT will include one person designated by the Reporting Persons.  In addition, for a period of time that expires at QLT’s 2017 annual shareholder meeting, the Reporting Persons will have the right to designate an additional director to the Board of Directors of QLT.
Simultaneously with the execution of the Merger Agreement, certain of the Reporting Persons and QLT entered into a Voting Agreement (the “Voting Agreement”), pursuant to which, among other things, such Reporting Persons agreed not to dispose of their Shares during the pendency of the Merger and to vote their Shares in favor of the Merger at the applicable meeting of the Issuer’s shareholders.  The Voting Agreement and the obligations of such Reporting Persons thereunder shall terminate upon the earlier to occur of (a) the termination of the Merger Agreement pursuant to its terms, (b) the date of any material amendments, modifications, changes or waivers to any provision of the Merger Agreement, (c) the date on which either the QLT board of directors or the Issuer’s board of directors changes its recommendation of the Merger to its shareholders in accordance with the terms of the Merger Agreement, and (d) the date on which the Merger is consummated.

CUSIP No. 00767E102	Page 7 of 8 Pages
SCHEDULE 13D

A copy of the Voting Agreement is filed herewith as an exhibit and incorporated herein by reference, and any description herein of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement filed herewith.
For a complete description of the Merger Agreement see the Form 8-K filed by the Issuer on June 15, 2016 (which includes a copy of the Merger Agreement filed as exhibit 2.1 thereto).
Item 5.  Interest in Securities of the Issuer.
Items 5 (a) and (b) of the Initial Schedule 13D are hereby amended by replacing them in their entirety with the following:
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,649,000 Shares representing approximately 8.98% of the Issuer's outstanding Shares (based upon the 29,504,912 Shares stated to be outstanding as of June 7, 2016 by the Issuer in Amendment No. 1 to the Issuer’s Form S-3 filed with the Securities and Exchange Commission on June 9, 2016).
(b) For purposes of this Schedule 13D:
Sarissa Domestic has sole voting power and sole dispositive power with regard to 1,582,466 Shares.  Sarissa Offshore has sole voting power and sole dispositive power with regard to 1,066,534 Shares.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,649,000 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner and as controlling the ultimate general partner of each of the Sarissa Funds, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,649,000 Shares held by the Sarissa Funds.
Items 5 (c) of the Initial Schedule 13D is hereby amended by adding the following:
On May 12, 2016, Sarissa Offshore purchased in the open market an aggregate of 44,000 Shares at a purchase price of $1.915 per Share and 25,000 Shares at a purchase price of $1.916 per Share.  The aggregate purchase price of these Shares was $132,623 (including commissions).  The source of funding for these Shares was the general working capital of Sarissa Offshore.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Initial Schedule 13D is hereby amended by adding the following:
See Item 4 of this Amendment No. 6
Item 7.  Material to Be Filed as Exhibits.
1 The Voting Agreement

CUSIP No. 00767E102	Page 8 of 8 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2016

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/ Alexander J. Denner
Alexander J. Denner